SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Erie Indemnity Company

(Name of Issuer)

Class B Common Stock

(Title of Class of Securities)

29530P-201

(CUSIP Number)

Bartley J. Rainey

Sentinel Trust Company, LBA

2001 Kirby Drive, Suite 1200

Houston, Texas 77019

(713) 529-3729

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 1, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 29530P-201

(1)	Name of Reporting Person. I.R.S. Identification Nos. of Above Persons (entities only). Sentinel Trust Company, LBA 76-0523495
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See instructions) Not applicable.
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power 0 (8) Shared Voting Power 2,340 (9) Sole Dispositive Power 0 (10) Shared Dispositive Power 2,340

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,340
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11) 82.3%*
(14)	Type of Reporting Person (See Instructions) BK

*	Based on 2,843 shares of Class B Common Stock outstanding as of October 24, 2005 as reported in Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.

Item 1. Security and Issuer

This Statement relates to Class B Common Stock, without par value (“Class B Common Stock”) of Erie Indemnity Company, a Pennsylvania corporation (the “Issuer”). The address of the principal executive offices of Issuer is 100 Erie Insurance Place, Erie, Pennsylvania 16530.

Item 2. Identity and Background

This Statement is filed on behalf of Sentinel Trust Company, LBA, a Texas limited banking association (the “Reporting Person”). The principal business of Sentinel Trust Company, LBA is providing investment management, family wealth planning, fiduciary services and other services to high net worth families.

Appendix A includes the names, residence or business addresses, citizenship and present principal occupations or employment of each director and each executive officer of the Reporting Person or person controlling the Reporting Person.

Neither the Reporting Person, nor to the best knowledge of the Reporting Person any of the persons listed in Appendix A, during the last five years (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The succession by the Reporting Person as a trustee of the H.O. Hirt Trusts as described in Item 4 did not involve the purchase of shares of Class B Common Stock for consideration.

Item 4. Purpose of Transaction

This Schedule 13D is being filed on account of the appointment of the Reporting Person as a trustee of the H.O. Hirt Trusts (the “Trusts”). The Trusts consist of two trusts for the benefit of Susan Hirt Hagen and F. William Hirt, respectively. F. William Hirt and Susan Hirt Hagen are also trustees of the Trusts. By virtue of becoming the corporate trustee of the Trusts, the reporting person may be deemed to be a beneficial owner of the shares of Class B Common Stock held by the Trusts.

The Reporting Person intends to monitor the investment of the Trusts in the Issuer and take such actions it considers appropriate in carrying out its responsibility as trustee. In this connection, the Reporting Person expects to meet regularly with the other trustees and with management of the Issuer to gain additional familiarity with the Issuer and the perspectives of the other trustees. In connection with the exercise of its fiduciary duties, the Reporting Person may from time to time suggest to its co-trustees and the Issuer individuals it would recommend be nominated to the Issuer’s board of directors. The Reporting Person, also in connection with its fiduciary duties, may choose to encourage or follow the encouragement of its co-trustees to vote for or withhold the Trusts’ votes from one or more directors nominated by the Issuer’s board of directors or other shareholders. Except as set forth in this Statement, the Reporting Person currently has no plans or proposals that relate to or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. As described in Item 5(a) - (b) below, all actions pertaining to the administration of the Trusts are exercised by a majority of the trustees in office, except that the approval of the corporate trustee is required in connection with, among other things, transactions involving dispositions of shares of Class B Common Stock of the Issuer. Because of the level of ownership by the Trusts of the Class B Common Stock, the only class of voting securities of the Issuer, the Reporting Person may in some circumstances, including those in which the other trustees might disagree between themselves, be in a position to control or influence the control of the Issuer.

Item 5. Interest in Securities of the Issuer

The information set forth, or incorporated by reference, in Items 4 and 6 of this Statement is hereby incorporated by reference.

(a) - (b) The Reporting Person is one of the three trustees of the Trusts, and in such capacity shares, with the other two trustees, voting and investment power over all 2,340 shares of Class B Common Stock beneficially owned by the Trusts. Pursuant to the First Amendment to the Second Restated Trust Agreement, dated December 22, 1980 (the “Trust Agreement”), all powers pertaining to the administration of the Trusts are exercised by a majority of the trustees in office; provided, however, that in the exercise of the power and authority to sell, exchange or otherwise dispose of or distribute shares of Class B Common Stock of the Issuer, which is subject to substantial restrictions under the terms of the Trusts, the affirmative vote of the Reporting Person, as the trustee designated as the corporate trustee, is also required.

Based on 2,843 shares of Class B Common Stock outstanding as reflected in the Issuer’s Quarterly Report on Form 10-Q for the Quarter ended October 24, 2005, the 2,340 shares of Class B Common Stock as to which the Reporting Person may be deemed to have shared voting and dispositive power constitute 82.3% of the outstanding shares of Class B Common Stock. The reporting person does not have sole voting or dispositive power over any shares of Class B Common Stock.

The persons with whom the Reporting Person considers that it may be deemed to share the power to vote or direct the vote or to dispose of or direct the disposition of shares of Class B Common Stock are the two other trustees of the Trusts, Susan Hirt Hagen, whose business address is c/o Richards & Associates, P.C., 100 State Street, Suite 440, Erie, Pennsylvania 16507-1456 and F. William Hirt, whose business address is c/o Erie Indemnity Company, 100 Erie Insurance Place, Erie, Pennsylvania 16530, and who are citizens of the United States. To the knowledge of the Reporting Person, neither of such persons has, during the last five years, been convicted in or a party to any proceeding of the nature described in Item 2 of this statement.

(c) No transactions in the Class B Common Stock has been effected by the Reporting Person, or to its knowledge, any of the persons listed on Appendix A hereto, during the past sixty days.

(d) No person other than (a) the Reporting Person and (b) Susan Hirt Hagen and F. William Hirt (beneficiaries and co-trustees of the Trusts), is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class B Common Stock held in the Trusts, subject to the necessary approvals of the trustees described above in Item 5(a)(b).

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Items 4 and 5 of this Statement is hereby incorporated by reference. The First Amendment to the Second Restated Trust Agreement, dated December 22, 1980 for the H.O. Hirt Trust contains provisions relating to securities of the Issuer, including provisions relating to their voting and disposition as described in Item 5. The description in this Statement of the Trust Agreement is qualified in its entirety by reference to the Trust Agreement, which is included as Exhibit 7.01.

To the best of the Reporting Person’s knowledge, except as described in this Statement, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any person, with respect to any securities of Issuer.

Item 7. Materials to be Filed as Exhibits

Exhibit	Description
7.01	The First Amendment to the Second Restated Trust Agreement, dated December 22, 1980 for the H.O. Hirt Trust. (incorporated by reference to Exhibit 99.3 to the Issuer’s Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2002).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 23, 2006

SENTINEL TRUST COMPANY

/s/ Bartley J. Rainey
Name:	Bartley J. Rainey
Title:	Senior Vice President and Chief Financial Officer

APPENDIX A

SENTINEL TRUST COMPANY, LBA

BOARD OF DIRECTORS

NAME/TITLE	BUSINESS ADDRESS
David A. Bristol, Jr. Senior Vice President and Director Sentinel Trust Company, LBA	Sentinel Trust Company 2001 Kirby Drive, Suite 1200 Houston, Texas 77019

Richard R. Cruse Shareholder Chamberlain, Hrdlicka, White, Williams & Martin (attorneys)	Sentinel Trust Company 2001 Kirby Drive, Suite 1200 Houston, Texas 77019

J. Thomas Eubank Senior Counsel Baker Botts L.L.P.	Sentinel Trust Company 2001 Kirby Drive, Suite 1200 Houston, Texas 77019

Daniel F. Flowers, Ph.D. Co-trustee Flowers Family Trusts	Sentinel Trust Company 2001 Kirby Drive, Suite 1200 Houston, Texas 77019

D. Fort Flowers, Jr. President and Chief Executive Officer Sentinel Trust Company	Sentinel Trust Company 2001 Kirby Drive, Suite 1200 Houston, Texas 77019

Richard W. Flowers Attorney at Law	Sentinel Trust Company 2001 Kirby Drive, Suite 1200 Houston, Texas 77019

Harvey C. Fruehauf, Jr. President, HCF Enterprises, Inc.	Sentinel Trust Company 2001 Kirby Drive, Suite 1200 Houston, Texas 77019

Suzanne M. Fruehauf Principal Octagon Design	Sentinel Trust Company 2001 Kirby Drive, Suite 1200 Houston, Texas 77019

Manuel J. Mehos Chairman of the Board Green Bancorp (in formation)	Sentinel Trust Company 2001 Kirby Drive, Suite 1200 Houston, Texas 77019

Lucian L. Morrison Independent Trustee and Consultant in Trust, Estate, Probate and Qualified Plan Matters	Sentinel Trust Company 2001 Kirby Drive, Suite 1200 Houston, Texas 77019

A-1

EXECUTIVE OFFICERS

NAME/TITLE	BUSINESS ADDRESS
D. Fort Flowers, Jr. President and Chief Executive Officer	Sentinel Trust Company 2001 Kirby Drive, Suite 1200 Houston, Texas 77019

Ross W. Nager Senior Managing Director	Sentinel Trust Company 2001 Kirby Drive, Suite 1200 Houston, Texas 77019

Bruce L. Swanson Senior Managing Director and Chief Investment Officer	Sentinel Trust Company 2001 Kirby Drive, Suite 1200 Houston, Texas 77019

Robert J. Sweeney Executive Vice President and Senior Relationship Officer	Sentinel Trust Company 2001 Kirby Drive, Suite 1200 Houston, Texas 77019

David L. Bristol, Jr. Senior Vice President	Sentinel Trust Company 2001 Kirby Drive, Suite 1200 Houston, Texas 77019

Bartley J. Rainey Senior Vice President and Chief Financial Officer	Sentinel Trust Company 2001 Kirby Drive, Suite 1200 Houston, Texas 77019

All above individuals are citizens of the United States.

A-2